Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (513) 721-7358

John F. Cassidy
Chief Executive Officer
Cincinnati Bell
201 E. Fourth Street 102 732
Cincinnati, OH 45201

> **Re:** **Cincinnati Bell Inc.**
> **Definitive Schedule 14A**
> **Filed March 14, 2007**
> **File No. 1-08519**

Dear Mr. Cassidy:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board Structure and Corporate Governance, page 7

Director Compensation, page 11

1.   Disclose all assumptions made in the valuation of awards in the stock awards and
        option awards columns of the director compensation table by reference to a
        discussion of those assumptions in your financial statements, footnotes to the
        financial statements, or discussion in management's discussion and analysis. See
        Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item
        402(c)(2)(v) and (vi).

2.   For each director, disclose by footnote to the stock awards and option awards
        columns of the director compensation table the grant date fair value of each equity
        award computed in accordance with FAS 123R. See the Instruction to Regulation
        S-K Item 402(k)(2)(iii) and (iv).

3.   Disclose the aggregate number of stock awards and the aggregate number of
        option awards outstanding at fiscal year end held by each of those directors, as
        required in the Instruction to Item 402(k)(2)(iii) and (iv).

Compensation Discussion and Analysis, page 37

Determining the Amount of Compensation, page 38

4.   Please disclose more specifically the roles of both of your compensation
        consultants in your compensation processes and decisions. For example, disclose
        the material elements of the instructions or directions you provided each
        consultant with respect to the performance of the consultant's duties. See
        Regulation S-K Item 407(e)(3)(iii).

5.   Identify all of the companies in the second peer group that you considered for
        benchmarking purposes, and indicate why you chose these companies for
        purposes of benchmarking your executive compensation. Discuss how your
        compensation committee considered the levels and elements of the benchmarked
        companies' compensation in determining the various levels and elements of your
        executive compensation. See Regulation S-K Item 402(b)(2)(xiv). Please
        disclose the actual compensation as a percentile of the peer group data and, where
        the actual percentile differs from the target, explain why.

Determination of Amounts for Each Compensation Element, page 39

6.   Your disclosure in the compensation tables starting on page 47 shows that Mr.
        Cassidy's compensation is notably higher than the other named executive
        officers' compensation. Please discuss the reasons for the differences in the

amounts of compensation awarded to the named executive officers so that it is apparent whether significant disparities reflect material differences in your policies or decision-making regarding the executives' compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.

7.   Disclose what particular individual performance targets and threshold levels apply to each named executive officer.

8.   To the extent performance goals, particularly individual performance goals, are stated in qualitative terms, describe the considerations or guidelines the chief executive officer or the committee follows in making the qualitative assessment.

9.   To the extent you have available information regarding performance targets for the current fiscal year because you already have set such targets, please disclose them in your Compensation Discussion and Analysis. See Instruction 2 to Regulation S-K Item 402(b)(2). To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer's achievement levels for that performance measure.

10.   Disclose how you determine long-term incentives. For example, you refer generally to a review of peer company practices and executive performance in awarding stock options. Disclose how you use these and any other factors to determine those awards.

11.   The target for performance-based awards only appears to provide the adjusted free cash flow goal from the period to date rather than for the entire period covered by the performance cycle. Please revise to add the specific goal for the entire performance cycle, including the 2007-2009 performance cycle.

Grants of Plan-Based Awards

12.   It is unclear why the annual incentive plan is not included as a non-equity incentive plain in this table. Please explain why in your response letter.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel